**AVALON VENTURES LTD.**
VSE-AVL

*111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4*
*Tel: (416) 364-4938 Fax: (416) 364-5162*
*E-Mail info@avalonventures.com*
*Internet: http://www.avalonventures.com*

[redacted]

03032949

October 17, 2003

**FILE No. 82-4427**

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

SUPPL

03 OCT 22 AM 7:21

Dear Sirs:

**Re: Avalon Ventures Ltd. (The "Company") – Filing Requirements**

Please find enclosed the following disclosure documents filed by the Company in Canada for filing with your office under Rule 12g3-2(b):

- BC Form 53-901.F dated March 17, 2003 with respect to an updated Scoping Study for the Separation Rapids project;
- BC Form 51-901 attached to the Company's quarterly report for the six months ended February 28, 2003;
- BC Form 51-901 attached to the Company's quarterly report for the nine months ended May 31, 2003;
- TSX Venture Exchange Form 4G – Summary Form – Incentive Stock Options, dated May 6, 2003, in respect of incentive stock options granted on April 25, 2003;
- Letter to the Ontario Securities Commission, dated April 25, 2003, in respect of incentive stock options granted as outlined above;
- BC Form 45-902F (Amended), dated May 14, 2003, in respect of incentive stock options granted on April 25, 2003;
- TSX Venture Exchange acceptance for filing documentation with respect to a non-brokered private placement announced July 11, 2003;
- Confirmation from transfer agent, dated August 7, 2003 with respect to issuance of 1,050,000 shares of the Company according to the attached Treasury Direction;

dlw 10/29

- Form 53-901.F dated August 7, 2003 in respect of a non-brokered private placement of an aggregate 210,000 flow-through units;
- Insider Reports.

Please also note that the Company has moved offices and the suite number is now 1005. All other information regarding the address, telephone and facsimile numbers remain unchanged.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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encls.

cc: Lexas Law Group – J. Fraser

File No. 82-4427

03 OCT 28 AM 7:21

**FORM 53-901.F**
**Securities Act**

# MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

**Item 1.** **Reporting Issuer**

**Avalon Ventures Ltd.** (the "Issuer")
111 Richmond Street West, Suite 1116
Toronto, Ontario M5H 2G4
Telephone: 416-364-4938

**Item 2.** **Dates of Material Changes**

February 27, February 28 and March 9, 2003

**Item 3.** **Press Releases**

Press releases disclosing the material changes were issued in Toronto, Ontario on February 27 and March 10, 2003 respectively, and were disseminated through CCN Matthews to its Canadian National Compliance distribution list and copies were filed with the TSX Venture Exchange, The British Columbia Alberta and Ontario Securities Commissions.

**Item 4.** **Summary of Material Changes**

A. An updated Scoping Study for the Separation Rapids Project High Lithium Feldspar development concept was received from consultant Paul R. Schmidt, P. Eng.

B. A positive pre-feasibility study on the Warren Township calcium feldspar project was received from consultant Donald Hains, P. Geo.

C. A letter of intent was signed to acquire a 60% interest in a new gold property called the Cobequid Mountains project, located in northern Nova Scotia near Truro.

**Item 5.** **Full Description of Material Changes**

A. **Updated Scoping Study for Separation Rapids Project**

The Issuer announced that it has received an updated Scoping Study on its 100% owned Separation Rapids project, Kenora, Ontario, from independent project management firm PRS Associates (Paul R. Schmidt, P.Eng.). The updated study presents revised cost estimates based on a greatly simplified "dry" milling process designed recently for the project by metallurgical consultant Les Heymann, P.Eng. The study also incorporates additional input on the marketability of the high lithium feldspar product provided by the Issuer's sales agent, Amalgamet Canada and by Donald Hains, P.Geo., minerals marketing consultant. In addition, the new study considers transportation alternatives, potential plant sites, equipment alternatives and other infrastructure requirements to a higher level of detail than the previous study.

The updated study recommends construction of a smaller, simpler milling facility capable of processing 720 tonnes of ore per day (260,000 tpy), and producing 200,000 tonnes per year of high lithium feldspar product, with roughly 30,000 lb. per year of tantalum oxide as a by-product contained in a low-grade concentrate. The total capital required to construct the plant is estimated at $14 million (all amounts in Canadian dollars), less than half the capital estimated under the previous development concepts.

Using conservative product price assumptions, and a 6 year ramp-up period to reach full production (allowing time to develop the market), a discounted cash flow analysis of the project indicates an after-tax project IRR of 31% on a 100% equity basis, and an NPV of $14 million using a 10% discount rate. EBITDA at full production is estimated to be approximately $5 million/year or $23 per tonne of ore processed. The payback period on capital invested is 4 years.

The updated Scoping Study further recommends that prior to committing to build the full-scale plant, the Issuer construct a smaller, demonstration-scale plant capable of producing between 50,000 and 80,000 tonnes per year of high lithium feldspar product, at an estimated cost of $3 million. This plant would be used to produce large volume test quantities of product for market development purposes and to validate design information for the full-scale facility. It would also serve as an interim production facility until the larger plant is built and has the potential to generate a positive cash flow for the Issuer as the market is being developed. The Issuer is presently seeking equity partners to finance construction of the demonstration plant.

B. **Positive Pre-Feasibility Study on Warren Township Calcium Feldspar Project.**

The Issuer announced that it has completed a positive pre-feasibility study on its 100% owned Warren Township Anorthosite property, located 100 km west of Timmins, Ontario. The study was prepared by Donald H. Hains, P.Geo. ("Hains") and is an update of an earlier study completed by Hains in 2000 for a private company that previously held title to the property.

The Warren Township property hosts a large resource of a high purity calcium feldspar and previous work by Hains demonstrated that the material can be readily extracted and processed to produce a high quality raw material for the manufacture of reinforcing glass fibre and other industrial product applications. The study notes that the location of the property near both road and rail transportation infrastructure, and its proximity to markets in southern Ontario and the northeastern U.S., offer the potential for the development of a low-cost, highly profitable industrial minerals operation. A major potential customer for the calcium feldspar product in southern Ontario has already expressed interest in purchasing more than 50% of the presently-planned production, subject to an in-plant evaluation of a bulk sample of the product.

The development concept recommended by Hains calls for construction of a minimum 20,000 tonnes per year process plant in the Foleyet area at an estimated cost of $2.5 million. At full production, Hains estimates pre-tax operating income of $1.1 million/year based on previously-negotiated contractual terms with the potential customer and assumed pricing for other markets. A DCF analysis of the project indicates an after-tax IRR of 39% and a NPV of $2.75 million using a 10% discount rate. There are sufficient resources delineated on the property from previous work to supply the plant at the anticipated production rate for over 30 years.

The study further recommends that the Issuer proceed with a bulk sampling program to process at least 350 tonnes of ore at a custom facility to produce the large volume test sample

for customer evaluation. Sufficient broken ore for this work is stockpiled on the site and the estimated cost for the program is $165,000. The process flowsheet involves staged grinding of the ore, screening and magnetic separation of impurities in a simple dry process similar to that developed recently for the Issuer's Separation Rapids project. Upon completion of the program, and confirmation of customer acceptance of the product, the Issuer would complete a final feasibility study to secure production financing.

## C. Option to acquire 60% interest in Cobequid Mountains Gold Prospect

The Issuer has signed a letter of intent ("LOI") to acquire a 60% interest in a gold prospect located in the Cobequid Mountains of northern Nova Scotia. The property consists of 1490 claims covering an area of 59,600 acres, which is underlain by a belt of Silurian to Devonian age volcanic, intrusive and sedimentary rocks hosting occurrences of both base metal and precious metal mineralization.

Previous geochemical sampling has identified several areas with anomalous gold and associated pathfinder elements (such as antimony) in stream sediments. The geological environment bears similarities with other areas in the Appalachians of Central Newfoundland and southwestern New Brunswick that are being actively explored for epithermal-type and intrusive-related gold deposits. The Cobequid Mountains form an east-west trending range, adjacent to a major regional fault structure with which intense hydrothermal alteration is associated. The property is situated in the eastern part of the Cobequid range approximately 25 km north of the town of Truro.

Under the terms of the LOI, to earn its 60% interest in the property the Issuer must reimburse the vendors for staking costs totaling approximately $5,000 and carry out $535,000 in exploration work on the property over two years, including a minimum of $185,000 in the first year. This program would mainly involve extensive prospecting, mapping and sampling as well as a compilation of historical data and analysis of archived drill core and steam sediment samples. The area was previously explored for uranium in the 1970's by a major oil company, but drill core samples from this work were not analyzed for gold despite the presence of locally abundant sulphide mineralization containing highly anomalous levels of copper, zinc and silver.

The Cobequid Mountains property has never been intensively explored for precious metals. The Issuer notes that the property is located in a relatively remote part of the province that has recently become more accessible due to new logging activity in the area, providing an excellent opportunity for making new discoveries by low-cost, traditional "boot and hammer" prospecting methods.

**Item 6. Reliance on Section 85(2) of the Act**

Not applicable.

**Item 7. Omitted Information**

Not applicable.

**Item 8.** **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material changes is Donald S. Bubar, President, 416-364-4938.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of March, 2003

**AVALON VENTURES LTD.**

By: *"Donald S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

FILE No. 82-4427

**BC FORM 51-901**

03 OCT 23 AM 7:21

# QUARTERLY REPORT

**Incorporated as part of Schedule A**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | February 28, 2003 |
| **Date of Report** | April 24, 2003 |

**Certificate**

***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***

| | |
|---|---|
| "Donald S. Bubar" | 2003/04/24 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2003/04/24 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

Consolidated Balance Sheets
As at February 28, 2003, February 28, 2002 and August 31, 2002
(Unaudited)

| | February 28, 2003 | February 28, 2002 | August 31, 2002 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | $ 121,725 | $ 568,452 | $ 116,577 |
| Joint venture receivables | 5,448 | 48,139 | 23,861 |
| Other receivables | 27,934 | 18,197 | 13,918 |
| | 155,107 | 634,788 | 154,356 |
| **Investments** | 72,748 | 187,125 | 121,193 |
| **Resource Properties** | 4,962,252 | 5,094,519 | 4,848,124 |
| **Capital Assets** | 6,271 | 6,506 | 7,377 |
| **Patents - Process Technology** | 19,572 | 20,922 | 20,247 |
| | $ 5,215,950 | $ 5,943,860 | $ 5,151,297 |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| Accounts payable | $ 235,280 | $ 184,640 | $ 165,327 |
| Joint venture advances | 13,216 | 100,418 | 16,611 |
| | 248,496 | 285,058 | 181,938 |
| **Shareholders' Equity** | | | |
| **Share Capital** | 18,267,598 | 18,134,078 | 18,167,098 |
| **Deficit** | (13,300,144) | (12,475,276) | (13,197,739) |
| | 4,967,454 | 5,658,802 | 4,969,359 |
| | $ 5,215,950 | $ 5,943,860 | $ 5,151,297 |

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

# Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Six Months Ended February 28, 2003 and February 28, 2002
(Unaudited)

| | Six Months | | Three Months | |
|---|---|---|---|---|
| | February 28, 2003 | February 28, 2002 | February 28, 2003 | February 28, 2002 |
| **Revenue** | | | | |
| Interest income | $ 1,354 | $ 6,534 | $ 924 | $ 2,600 |
| Management fees | 871 | 40,252 | 221 | 10,406 |
| | 2,225 | 46,786 | 1,145 | 13,006 |
| **Expenses** | | | | |
| Amortization | 1,781 | 1,823 | 890 | 912 |
| Consulting fees | 38,565 | 63,600 | 20,750 | 28,800 |
| Directors' fees and expenses | 6,077 | 6,019 | 3,077 | 6,019 |
| Insurance | 3,064 | 1,226 | 1,608 | - |
| Interest and bank charges | 2,138 | 916 | 1,800 | 830 |
| Office and general | 4,131 | 8,749 | 2,841 | 5,156 |
| Professional fees | 37,121 | 68,193 | 24,266 | 47,765 |
| Public and investor relations | 6,050 | 28,684 | 3,814 | 17,705 |
| Rent and utilities | 10,048 | 10,768 | 5,102 | 5,302 |
| Salaries and benefits | 10,118 | 35,324 | 7,862 | 19,637 |
| Shareholders' information | 16,359 | 18,674 | 15,822 | 17,539 |
| Transfer and filing fees | 10,567 | 13,273 | 8,878 | 9,818 |
| Travel | 2,466 | 10,792 | 425 | 1,908 |
| | 148,485 | 268,041 | 97,135 | 161,391 |
| **Loss Before the Undernoted Items** | (146,260) | (221,255) | (95,990) | (148,385) |
| **Abandoned Resource Properties** | - | (100,545) | - | (58,298) |
| **Gain on Sale of Investments** | 43,855 | - | 45,280 | - |
| **Loss for the Period** | (102,405) | (321,800) | (50,710) | (206,683) |
| **Deficit - Beginning of Period** | (13,197,739) | (12,153,476) | (13,249,434) | (12,268,593) |
| **Deficit - End of Period** | $ (13,300,144) | $ (12,475,276) | $ (13,300,144) | $ (12,475,276) |
| **Loss per Share** | $ - | $ (0.01) | $ - | $ (0.01) |

# Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Six Months Ended February 28, 2003 and February 28, 2002
(Unaudited)

| | Six Months | | Three Months | |
|---|---|---|---|---|
| | February 28, 2003 | February 28, 2002 | February 28, 2003 | February 28, 2002 |
| **Cash Flows from Operating Activities** | | | | |
| Cash received from joint venture partners | $ 650 | $ 40,252 | $ - | $ 10,406 |
| Cash paid to suppliers and employees | (91,888) | (237,702) | (58,289) | (143,694) |
| Interest received | 1,354 | 11,101 | 924 | 2,600 |
| Interest paid | (15,543) | - | (10,543) | - |
| | (105,427) | (186,349) | (67,908) | (130,688) |
| **Cash Flows from Financing Activities** | | | | |
| Share capital | 100,500 | 260,000 | 100,500 | 260,000 |
| **Cash Flows from Investing Activities** | | | | |
| Resource property expenditures | (100,638) | (658,893) | (61,852) | (305,056) |
| Reimbursement of joint venture costs | 18,413 | 399,921 | - | 150,770 |
| Proceeds from sale of investments | 92,300 | - | 85,480 | - |
| | 10,075 | (258,972) | 23,628 | (154,286) |
| **Change in cash and cash equivalents** | 5,148 | (185,321) | 56,220 | (24,974) |
| **Cash and cash equivalents - beginning of period** | 116,577 | 753,773 | 65,505 | 593,426 |
| **Cash and cash equivalents - end of period** | $ 121,725 | $ 568,452 | $ 121,725 | $ 568,452 |

**Non-cash financing and investing activities**

| | | | | |
|---|---|---|---|---|
| Common shares issued to acquire resource properties | $ - | $ 25,500 | $ - | $ - |
| Common shares issued for past geological consulting services | $ - | $ 25,000 | $ - | $ 25,000 |

# Avalon Ventures Ltd.

Notes to Consolidated Financial Statements
For the Six Months Ended February 28, 2003
(Unaudited)

## 1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2002 annual report.

## 2. Subsequent Event

Subsequent to the quarter ended February 28, 2003 the Company signed a letter of intent to acquire a 60% interest in certain claims in the Cobequid Mountains of northern Nova Scotia. To vest its 60% interest in these claims, the Company must reimburse the vendor for staking costs totalling approximately $5,000 and must incur $535,000 in exploration expenditures by the second anniversary of the option agreement.

**BC FORM 51-901**

# QUARTERLY REPORT

**Incorporated as part of Schedule B and C**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | February 28, 2003 |
| **Date of Report** | April 24, 2003 |

**Certificate**

***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***

| | |
|---|---|
| "Donald S. Bubar" | 2003/04/24 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2003/04/24 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

For the Six Months Ended February 28, 2003
(Unaudited)

## 1. Breakdown of Resource Property Expenditures

| | Separation Rapids Rare Metals | Wolf Mountain PGE | Tantalum Group Properties[1] | Warren Township Anorthosite | Black Bay PGE-Cu-Ni | Other | February 28, 2003 |
|---|---|---|---|---|---|---|---|
| Acquisition costs | $ - | $ - | $ 143 | $ 1,167 | $ (35,000) | $ - | $ (33,690) |
| Diamond drilling | - | - | 3,158 | - | - | - | 3,158 |
| Environmental studies/permitting | 1,381 | - | - | - | - | - | 1,381 |
| Feasability/engineering studies | 16,309 | - | - | 800 | - | - | 17,109 |
| Geology | 5,180 | 99 | - | 2,687 | - | (3,773) | 4,193 |
| Metallurgical/market studies | 123,748 | - | - | - | - | - | 123,748 |
| Other | 1,387 | - | - | - | - | - | 1,387 |
| Current expenditures | 148,005 | 99 | 3,301 | 4,654 | (35,000) | (3,773) | 117,286 |
| Less: Recovered from joint venture partners | - | - | (3,158) | - | - | - | (3,158) |
| Net current expenditures | 148,005 | 99 | 143 | 4,654 | (35,000) | (3,773) | 114,128 |
| Balance - beginning of period | 3,738,297 | 334,379 | 384,918 | - | 129,418 | 261,112 | 4,848,124 |
| Abandoned resource properties | - | - | - | - | - | - | - |
| Balance - end of period | $ 3,886,302 | $ 334,478 | $ 385,061 | $ 4,654 | $ 94,418 | $ 257,339 | $ 4,962,252 |

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

# Avalon Ventures Ltd.

For the Six Months Ended February 28, 2003
(Unaudited)

**2. Expenditures to Related Parties** $ 79,365

**3. a) (i) Common Shares Issued During the Quarter Ended February 28, 2003**

| Date | Type of Issue | Number | Price | Proceeds | Consideration | Commissions |
|---|---|---|---|---|---|---|
| 31-Dec-2002 | Private Placement | 670,000 | $0.15 | $ 100,500 | Cash | $ - |

**(ii) Warrants Issued During the Quarter Ended February 28, 2003**

| Date of Issue | Expiry Date | Type of Issue | Number | Exercise Price |
|---|---|---|---|---|
| 31-Dec-2002 | 31-Dec-2004 | Private Placement | 670,000 | $0.20 |

**b) Options Granted During the Quarter Ended February 28, 2003**

None

**4. a) Authorized Share Capital as at February 28, 2003**

| | |
|---|---|
| 25,000,000 | Preferred shares, no par value |
| 100,000,000 | Common shares, no par value |

**b) Issued and Outstanding Share Capital as at February 28, 2003**

| | |
|---|---|
| Number of Shares: | 25,325,248 common shares |
| Recorded Value: | $ 18,267,598 |

**c) (i) Warrants Outstanding as at February 28, 2003**

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Warrants (Flow-through) | 231,000 | $ 0.75 | 30-Dec-2003 |
| Warrants | 1,000,000 | $ 1.00 | 31-Jul-2005 |
| Warrants (Flow-through) | 232,758 | $ 0.58 | 29-Dec-2003 |
| Warrants | 1,000,000 | $ 0.98 | 20-Apr-2003 |
| Warrants (Flow-through) | 520,000 | $ 0.65 | 28-Dec-2003 |
| Warrants | 670,000 | $ 0.20 | 31-Dec-2004 |

# Avalon Ventures Ltd.

For the Six Months Ended February 28, 2003
(Unaudited)

**4. c) (ii) Options Outstanding as at February 28, 2003**

| | Number | Weighted Average Price |
|---|---|---|
| Balance - November 30, 2002 | 2,325,000 | $ 0.65 |
| Granted | - | $ - |
| Exercised | - | $ - |
| Cancelled/Expired | - | $ - |
| Balance - February 28, 2003 | 2,325,000 | $ 0.65 |

**d) There are no shares in escrow or subject to pooling restrictions**

**5. a) List of Directors at February 28, 2003**

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

**b) List of Officers at February 28, 2003**

| | |
|---|---|
| Donald Bubar | President and CEO |
| R. J. (Jim) Andersen | Vice-President, Finance and CFO |
| Lawrence Page | Chairman |
| Anne Jamieson | Secretary |

# Avalon Ventures Ltd.

For the Six Months Ended February 28, 2003
(Unaudited)

## MANAGEMENT DISCUSSION FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on industrial minerals, rare and precious metals including feldspars, tantalum, lithium, cesium, rubidium, platinum, palladium and gold. The Company is in the process of exploring its 14 mineral resource properties, most of which are at an early stage where economically-recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis completed in 1999.

Exploration and development expenditures during the quarter were again largely focused on the Separation Rapids project where expenditures totaled $69,967 bringing the project total for the six months ended February 28, 2003 to $148,005. These expenditures were related to on-going project engineering work and the preparation of an updated scoping study on the high-lithium feldspar development concept by PRS Associates (Paul R. Schmidt, P. Eng.) independent consulting engineers. Expenditures incurred in January and February (approximately 2/3 of the total) were funded with the proceeds of the flow-through private placement which closed on January 10, 2003. Other activities during the quarter, carried out at a cost of just $6,826, included completion of a pre-feasibility study for production of calcium feldspar from the Warren Township Anorthosite Project and evaluation of new gold project acquisition opportunities.

The updated scoping study on the **Separation Rapids project**, received on February 26, presents revised cost estimates for the project based on a greatly simplified "dry" milling and a more detailed evaluation of transportation alternatives, potential plant sites, equipment alternatives and other infrastructure requirements. The study recommends construction of a smaller, simpler milling facility capable of processing 720 tonnes of ore per day (260,000 tpy), and producing 200,000 tonnes per year of high lithium feldspar product, with roughly 30,000 lb. per year of tantalum oxide as a by-product contained in a low-grade concentrate. The total capital required to construct the plant is estimated at $14 million, less than half the capital estimated under the previous development concepts.

Using conservative product price assumptions, and a 6 year ramp-up period to reach full production (allowing time to develop the market), a discounted cash flow analysis of the project indicates an after-tax project IRR of 31% on a 100% equity basis, and an NPV of $14 million using a 10% discount rate. EBITDA at full production is estimated to be approximately $5 million/year or $23 per tonne of ore processed. The payback period on capital invested is 4 years.

The updated scoping study further recommends that prior to committing to build the full-scale plant, the Company construct a smaller, demonstration-scale plant capable of producing between 50,000 and 80,000 tonnes per year of high lithium feldspar product, at an estimated cost of $3 million. This plant would be used to produce large volume test quantities of product for market development purposes and to validate design information for the full-scale facility. It would also serve as an interim production facility until the larger plant is built and has the potential to generate a positive cash flow for the Company as the market is being developed. The Company is presently seeking equity partners to finance construction of the demonstration plant.

Processing of the 5 tonne bulk sample of the ore collected last fall was initiated subsequent to the end of the quarter and was still in progress at the time of writing. This work is being done at the facilities of Process Research Ortech in Mississauga, Ontario using the dry process flowsheet. The main objectives of this work are to finalize design parameters for the demonstration plant, produce test samples for customer evaluation

# Avalon Ventures Ltd.

For the Six Months Ended February 28, 2003
(Unaudited)

and more precisely define the high-lithium feldspar product specifications for initial marketing purposes. Some of the material produced would also be used for follow-up ceramic and glass engineering testwork.

The final report from the ceramic engineering testwork carried out at McMaster University in Hamilton, on the previous "wet" process lithium feldspar product, was also received during the quarter. The results of this work are encouraging as they confirm the product's potential for reducing manufacturer's energy costs and producing a high quality product.

Discussions with potential financial partners for the project to fund the estimated $3.8 million development program budget are on-going. The Company presently has sufficient flow-through funding in place to complete the process testwork as well as related analytical and engineering work. Once the 5 tonne sample has been processed, engineering is completed and new project financing is in place, market development work and demonstration plant construction can begin. If construction work is initiated this summer, then the plant could be operational before year-end and generating revenue in 2004.

During the quarter, the Company also completed a pre-feasibility study on its 100% owned **Warren Township Anorthosite project**, located near Foleyet, Ontario. The study was prepared at minimal cost by Donald H. Hains, P.Geo. ("Hains") and is an update of an earlier study completed by Hains in 2000 for a private company that previously held title to the property.

The Warren Township property hosts a large resource of a high purity calcium feldspar and previous work by Hains demonstrated that the material can be readily extracted and processed to produce a high quality raw material for the manufacture of reinforcing glass fibre and other industrial product applications. A major potential customer for the calcium feldspar product in southern Ontario has already expressed interest in purchasing more than 50% of the presently-planned production, subject to an in-plant evaluation of a bulk sample of the product.

The development concept recommended by Hains calls for construction of a minimum 20,000 tonnes per year process plant in the Foleyet area at an estimated cost of $2.5 million. At full production, Hains estimates pre-tax operating income of $1.1 million/year based on previously-negotiated contractual terms with the potential customer and assumed pricing for other markets. A DCF analysis of the project indicates an after-tax IRR of 39% and a NPV of $2.75 million using a 10% discount rate. There are sufficient resources delineated on the property from previous work to supply the plant at the anticipated production rate for over 30 years.

The study further recommends that the Company proceed with a bulk sampling program to process at least 350 tonnes of ore at a custom facility to produce the large volume test sample for customer evaluation. Sufficient broken ore for this work is stockpiled on the site and the estimated cost for the program is $165,000. Management is presently considering several alternatives for funding this work.

On the **Black Bay** platinum-palladium project, project operators McVicar Minerals Ltd ("McVicar") and BHP Billiton ("BHPB") report that an airborne electromagnetic survey using the deep-penetrating MEGATEM system was flown over the entire property during the quarter. Data from this survey is presently being processed and results are expected during the third quarter. The Company received option payments totaling $35,000 from McVicar and BHPB during the quarter. This total includes $5,000 from McVicar in lieu of the 35,000 McVicar shares due under the original terms of the option agreement. There was no new work done on the **Wolf Mountain** platinum–palladium project during the quarter.

# Avalon Ventures Ltd.

For the Six Months Ended February 28, 2003
(Unaudited)

**Administrative expenses** during the quarter totaled $97,135 a reduction of $64,256 over the comparable period in 2002, reflecting the reduced level of business activity and elimination of non-essential expenditures. Approximately 50% of these expenditures were related to the preparation of the Company's annual report and audited financial statements, which were mailed to shareholders during the quarter. The Company continues to operate with a working capital deficiency and has created cash to cover administrative expenses through the sale of investments, which totaled $85,480 during the quarter. This resulted in a capital gain of $45,280 reducing the loss for the quarter to $50,710. No resource properties were abandoned during the quarter.

Expenditures to related parties during the quarter totaled $45,565, bringing the total for the six-month period to $79,365. These were paid to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President. Expenditures for Public and Investor Relations during the quarter totaled just $3,814, a 78% reduction in expenditures over the comparable period in 2002. Most of these expenses were related to website maintenance and news release dissemination, as activities were largely confined to responding to routine investor inquiries. These duties continue to be handled by the President and the Company has no immediate plans to engage new investor relations support, until warranted by increased investor interest.

Subsequent to the end of the quarter, the Company signed a letter of intent ("LOI") to acquire a 60% interest in a gold prospect located in the Cobequid Mountains of northern Nova Scotia. The property consists of 1490 claims covering an area of 59,600 acres which is underlain by a little-explored belt of volcanic, intrusive and sedimentary rocks hosting numerous occurrences of both base metal and precious metal mineralization. The geological environment bears similarities with other areas in the Appalachians of Central Newfoundland and southwestern New Brunswick that are being actively explored for epithermal-type and intrusive-related gold deposits. The property is situated in the eastern part of the Cobequid range approximately 25 km north of the town of Truro.

Under the terms of the LOI, to earn its 60% interest in the property the Company must reimburse the vendors for staking costs totaling approximately $5,000 and carry out $535,000 in exploration work on the property over two years, including a minimum of $185,000 in the first year. This program would mainly involve extensive prospecting, mapping and sampling as well as a compilation of historical data. The Company is considering an offering of flow-through shares to finance the work program, which would be carried out in the third and fourth quarters. Such an offering may also include a non flow-through component to address the Company's working capital deficiency.

April 21, 2003

FILE No 82-4427

03 OCT 20 AM 7:21

BC FORM 51-901

# QUARTERLY REPORT

**Incorporated as part of Schedule A**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | May 31, 2003 |
| **Date of Report** | July 25, 2003 |

**Certificate**

*The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.*

| | |
|---|---|
| "Donald S. Bubar" | 2003/07/25 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2003/07/25 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

Consolidated Balance Sheets
As at May 31, 2003, May 31, 2002 and August 31, 2002
(Unaudited)

| | May 31, 2003 | May 31, 2002 | August 31, 2002 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | $ 73,955 | $ 280,823 | $ 116,577 |
| Joint venture receivables | 5,448 | 48,995 | 23,861 |
| Other receivables | 27,261 | 20,537 | 13,918 |
| | 106,664 | 350,355 | 154,356 |
| **Investments** | 39,593 | 187,125 | 121,193 |
| **Resource Properties** | 4,838,104 | 5,236,296 | 4,848,124 |
| **Capital Assets** | 4,045 | 8,040 | 7,377 |
| **Patents - Process Technology** | 19,234 | 20,584 | 20,247 |
| | $ 5,007,640 | $ 5,802,400 | $ 5,151,297 |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| Accounts payable | $ 240,808 | $ 201,507 | $ 165,327 |
| Joint venture advances | 13,216 | 39,812 | 16,611 |
| | 254,024 | 241,319 | 181,938 |
| **Shareholders' Equity** | | | |
| **Share Capital** | 18,267,598 | 18,142,078 | 18,167,098 |
| **Deficit** | (13,513,982) | (12,580,997) | (13,197,739) |
| | 4,753,616 | 5,561,081 | 4,969,359 |
| | $ 5,007,640 | $ 5,802,400 | $ 5,151,297 |

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

# Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Nine Months Ended May 31, 2003 and May 31, 2002
(Unaudited)

| | Nine Months Ended | | Three Months Ended | |
|---|---|---|---|---|
| | May 31, 2003 | May 31, 2002 | May 31, 2003 | May 31, 2002 |
| **Revenue** | | | | |
| Interest income | $ 1,694 | $ 7,982 | $ 340 | $ 1,448 |
| Management fees | 871 | 49,249 | - | 8,997 |
| | 2,565 | 57,231 | 340 | 10,445 |
| **Expenses** | | | | |
| Amortization | 2,510 | 3,002 | 729 | 1,179 |
| Consulting fees | 59,165 | 98,200 | 20,600 | 34,600 |
| Directors' fees and expenses | 9,077 | 9,019 | 3,000 | 3,000 |
| Insurance | 4,672 | 4,632 | 1,608 | 3,406 |
| Interest and bank charges | 2,552 | 1,959 | 414 | 1,043 |
| Office and general | 5,759 | 12,865 | 1,628 | 4,116 |
| Professional fees | 54,921 | 89,785 | 17,800 | 21,592 |
| Public and investor relations | 8,908 | 36,431 | 2,858 | 7,747 |
| Rent and utilities | 14,160 | 16,136 | 4,112 | 5,368 |
| Salaries and benefits | 15,378 | 55,824 | 5,260 | 20,500 |
| Shareholders' information | 19,482 | 23,051 | 3,123 | 4,377 |
| Transfer and filing fees | 14,217 | 18,158 | 3,650 | 4,885 |
| Travel | 3,415 | 15,145 | 949 | 4,353 |
| | 214,216 | 384,207 | 65,731 | 116,166 |
| **Loss Before the Undernoted Items** | (211,651) | (326,976) | (65,391) | (105,721) |
| **Abandoned Resource Properties** | (163,300) | (100,545) | (163,300) | - |
| **Gain on Sale of Investments** | 58,708 | - | 14,853 | - |
| **Loss for the Period** | (316,243) | (427,521) | (213,838) | (105,721) |
| **Deficit - Beginning of Period** | (13,197,739) | (12,153,476) | (13,300,144) | (12,475,276) |
| **Deficit - End of Period** | $ (13,513,982) | $ (12,580,997) | $ (13,513,982) | $ (12,580,997) |
| **Loss per Share** | $ (0.01) | $ (0.02) | $ (0.01) | $ (0.01) |

# Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Nine Months Ended May 31, 2003 and May 31, 2002
(Unaudited)

| | Nine Months Ended | | Three Months Ended | |
|---|---|---|---|---|
| | May 31, 2003 | May 31, 2002 | May 31, 2003 | May 31, 2002 |
| **Cash Flows from Operating Activities** | | | | |
| Cash received from joint venture partners | $ 650 | $ 49,249 | $ - | $ 8,997 |
| Cash paid to suppliers and employees | (122,526) | (346,599) | (30,638) | (108,897) |
| Interest received | 1,694 | 12,549 | 340 | 1,448 |
| Interest paid | (15,543) | (15,000) | - | (15,000) |
| | (135,725) | (299,801) | (30,298) | (113,452) |
| **Cash Flows from Financing Activities** | | | | |
| Share capital | 100,500 | 260,000 | - | - |
| **Cash Flows from Investing Activities** | | | | |
| Resource property expenditures | (167,952) | (911,338) | (67,314) | (252,445) |
| Government assistance received | - | 13,582 | - | 13,582 |
| Reimbursement of joint venture costs | 18,413 | 466,983 | - | 67,062 |
| Proceeds from sale of investments | 140,308 | - | 48,008 | - |
| Capital assets | 1,834 | (2,376) | 1,834 | (2,376) |
| | (7,397) | (433,149) | (17,472) | (174,177) |
| **Change in cash and cash equivalents** | (42,622) | (472,950) | (47,770) | (287,629) |
| **Cash and cash equivalents - beginning of period** | 116,577 | 753,773 | 121,725 | 568,452 |
| **Cash and cash equivalents - end of period** | $ 73,955 | $ 280,823 | $ 73,955 | $ 280,823 |
| **Non-cash financing and investing activities** | | | | |
| Common shares issued to acquire resource properties | $ - | $ 33,500 | $ - | $ 8,000 |
| Common shares issued for past geological consulting services | $ - | $ 25,000 | $ - | $ - |

# Avalon Ventures Ltd.

Note to Consolidated Financial Statements
For the Nine Months Ended May 31, 2003
(Unaudited)

## 1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2002 annual report.

BC FORM 51-901

# QUARTERLY REPORT

**Incorporated as part of Schedule B and C**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | May 31, 2003 |
| **Date of Report** | July 25, 2003 |

**Certificate**

*The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.*

| | |
|---|---|
| "Donald S. Bubar" | 2003/07/25 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2003/07/25 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2003
(Unaudited)

## 1. Breakdown of Resource Property Expenditures

| | Separation Rapids Rare Metals | Wolf Mountain PGE | Tantalum Group Properties[1] | Warren Township Anorthosite | Black Bay PGE-Cu-Ni | Cobequid Mountains Gold Project | Other | May 31, 2003 |
|---|---|---|---|---|---|---|---|---|
| Acquisition costs | $ - | $ - | $ 143 | $ 1,167 | $ (35,000) | $ 5,916 | $ - | $ (27,774) |
| Diamond drilling | - | - | 3,158 | - | - | - | - | 3,158 |
| Environmental studies/permitting | 5,756 | - | - | - | - | - | - | 5,756 |
| Feasibility/engineering studies | 16,818 | - | - | 800 | - | - | - | 17,618 |
| Geology | 5,641 | 99 | - | 2,687 | - | 10,158 | (11,132) | 7,453 |
| Metallurgical/market studies | 147,821 | - | - | - | - | - | - | 147,821 |
| Other | 1,387 | - | - | - | - | - | 1,019 | 2,406 |
| Current expenditures | 177,423 | 99 | 3,301 | 4,654 | (35,000) | 16,074 | (10,113) | 156,438 |
| Less amounts recovered from: | | | | | | | | |
| Joint venture partners | - | - | (3,158) | - | - | - | - | (3,158) |
| Net current expenditures | 177,423 | 99 | 143 | 4,654 | (35,000) | 16,074 | (10,113) | 153,280 |
| Balance - beginning of period | 3,738,297 | 334,379 | 384,918 | - | 129,418 | - | 261,112 | 4,848,124 |
| Abandoned resource properties | - | - | - | - | (94,418) | - | (68,882) | (163,300)[2] |
| Balance - end of period | $ 3,915,720 | $ 334,478 | $ 385,061 | $ 4,654 | $ - | $ 16,074 | $ 182,117 | $ 4,838,104 |

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

[2] Abandoned Resource Properties consist of the following:

| | |
|---|---|
| Black Bay Property | $ 94,418 |
| Strange Lake Property | 68,882 |
| | $ 163,300 |

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2003
(Unaudited)

2. **Expenditures to Related Parties** $ 116,365

3. a) (i) **Common Shares Issued During the Quarter Ended May 31, 2003**

None

(ii) **Warrants Issued During the Quarter Ended May 31, 2003**

None

b) **Options Granted During the Quarter Ended May 31, 2003**

| Date Granted | Expiry Date | Type | Number | Exercise Price |
|---|---|---|---|---|
| 25-Apr-2003 | 25-Apr-2008 | Officer (Donald Bubar) | 175,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Officer (Lawrence Page) | 75,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Officer (R. James Andersen) | 75,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Officer (Anne Jamieson) | 25,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Director (Alan Ferry) | 50,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Director (Joseph Monteith) | 50,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Director (Dale Corman) | 25,000 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Director (Brian MacEachen) | 52,500 | $0.20 |
| 25-Apr-2003 | 25-Apr-2008 | Employee | 20,000 | $0.20 |

4. a) **Authorized Share Capital as at May 31, 2003**

25,000,000 Preferred shares, no par value
100,000,000 Common shares, no par value

b) **Issued and Outstanding Share Capital as at May 31, 2003**

Number of Shares: 25,325,248 common shares
Recorded Value: $ 18,267,598

c) (i) **Warrants Outstanding as at May 31, 2003**

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Warrants (Flow-through) | 231,000 | $ 0.75 | 30-Dec-2003 |
| Warrants | 1,000,000 | $ 1.00 | 31-Jul-2005 |
| Warrants (Flow-through) | 232,758 | $ 0.58 | 29-Dec-2003 |
| Warrants (Flow-through) | 520,000 | $ 0.65 | 28-Dec-2003 |
| Warrants | 670,000 | $ 0.20 | 31-Dec-2004 |

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2003
(Unaudited)

4. c) (ii) **Options Outstanding as at May 31, 2003**

| | Number | Weighted Average Price |
|---|---|---|
| Balance - February 28, 2003 | 2,325,000 | $ 0.65 |
| Granted | 547,500 | $ 0.20 |
| Exercised | - | $ - |
| Cancelled/Expired | (80,000) | $ 0.48 |
| Balance - May 31, 2003 | 2,792,500 | $ 0.56 |

d) **There are no shares in escrow or subject to pooling restrictions**

5. a) **List of Directors at May 31, 2003**

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

b) **List of Officers at May 31, 2003**

| | |
|---|---|
| Donald Bubar | President and CEO |
| R. James Andersen | Vice-President, Finance and CFO |
| Lawrence Page | Chairman |
| Anne Jamieson | Secretary |

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2003
(Unaudited)

## MANAGEMENT DISCUSSION FOR THE NINE MONTHS ENDED MAY 31, 2003

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on industrial minerals, rare and precious metals including feldspars, tantalum, lithium, cesium, rubidium, platinum, palladium and gold. The Company is in the process of exploring its 12 mineral resource properties, most of which are at an early stage where economically-recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis completed in 1999.

The quarter ended May 31, 2003 was marked by a relatively low level of exploration and development activity with resource property expenditures during the quarter totalling just $45,492. These expenditures were funded with the proceeds of the flow-through private placement which closed on January 10, 2003. Expenditures on the Separation Rapids project of $29,418 represented 65% of the total, bringing the cumulative total on the project for the nine months ended May 31, 2003 to $177,423. These expenditures were mainly related to costs associated with the processing of the 5 tonne bulk sample, including analytical work and supervision. The only other exploration activities during the quarter involved initial compilation and prospecting work on the new Cobequid Mountains Gold project, in Nova Scotia, carried out at a cost of $16,074, including staking costs of $5,916.

Despite the low level of expenditures during the quarter, significant progress was made on the **Separation Rapids** project, towards proving the metallurgical process and the ultimate marketability of the high-lithium feldspar ("HLF") product. Processing of the 5 tonne bulk sample initiated in February, 2003 using the dry process flowsheet, was substantially completed during the quarter with only the fine screening of the crushed ore remaining to be done. This work is being done at the facilities of Process Research Ortech in Mississauga, Ontario under the supervision of Les Heymann, P. Eng., Consulting Metallurgist. To date, approximately 25 kg of each of the –40+200 mesh glass grade product and the –200 mesh ceramic grade product have been produced, providing sufficient material to initiate preliminary glass and ceramic engineering testwork.

A chemical analysis of the HLF material revealed that the dry process was successful in producing a very low iron product assaying 0.04% $Fe_2O_3$, which was one of the main objectives of the testwork. A small quantity of the glass grade material was subsequently submitted to the Center for Glass Research at Alfred University, Alfred, NY for preliminary evaluation of its performance characteristics in a soda-lime (container) glass formulation. This work was still in progress at the time of writing. The lack of iron or any other undesirable elements in the HLF product combined with the potential for energy savings related to its lithium content, should make it an attractive alternative glass raw material. Similar research work is planned for the ceramic grade HLF product.

The Company presently only has sufficient funding in place to complete the process testwork, glass melt tests and related work, and must arrange new project financing in order to continue with project development. Discussions with potential financial partners for the project to fund the estimated $3.8 million development program budget recommended in the scoping study completed in February, are on-going. Management remains optimistic that project financing can be arranged. The results of the glass melt tests are expected to confirm the advantages of the product as an alternative glass raw material, enhancing its prospects for near-term customer acceptance, a key concern of many potential investors.

# Avalon Ventures Ltd.

For the Nine Months Ended May 31, 2003
(Unaudited)

Preliminary prospecting and compilation work carried out on the **Cobequid Mountains** gold project during the quarter was done with the objective of planning the scope of work and priorities for the summer field program. This work is expected to begin by early August once a flow-through private placement arranged subsequent to the end of the quarter to fund the work program, has closed. As disclosed in the Company's news release dated July 11, 2003, the Company has arranged, subject to regulatory approval, a non-brokered private placement of up to 280,000 units at a price of $0.75 per unit for anticipated total proceeds of $210,000. Each unit will consist of four flow-through shares, one non flow-through share and five non-transferable warrants to purchase one additional non-flow-through share at a price of $0.20 for a period of two years from closing. At the time of writing, it was anticipated that the transaction would close for the minimum requirement of 210,000 units for total proceeds of $157,500.

On the **Black Bay** platinum-palladium project, project operator BHP Billiton ("BHPB") reported that the airborne electromagnetic survey using the deep-penetrating MEGATEM system flown over the entire property during the previous quarter, failed to identify any significant anomalies. Consequently, no further work was recommended and the decision was made to terminate the underlying option agreement before the June 1 anniversary date. Since BHPB did not meet the minimum expenditure commitment required under the agreement it has agreed to make up the difference on another project to be determined. The only other resource property expenditures incurred during the quarter were property management costs of $1,019 related to the Denain gold project.

**Administrative expenses** during the quarter totalled just $65,731 a reduction of $50,435 over the comparable period in 2002, reflecting the reduced level of business activity and elimination of non-essential expenditures. The Company continues to operate with a working capital deficiency and has created cash to cover administrative expenses through the sale of investments, which totalled $48,008 during the quarter. This resulted in a capital gain of $14,853. With the abandonment of the Black Bay and Strange Lake properties, costs of $163,300 were written off bringing the total loss during the quarter to $213,838. Interest payments of $15,543 over the nine month period are related to payment of accrued Part XII.6 interest on the monthly unspent portion of flow-through funds expended after February 28 in each of 1999, 2000 and 2001.

Expenditures to related parties during the quarter totalled $37,000, bringing the total for the nine-month period to $116,365. These were paid to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President. Expenditures for Public and Investor Relations during the quarter totalled just $2,858, a 63% reduction in expenditures over the comparable period in 2002. Most of these expenses were related to website maintenance and news release dissemination, as activities were largely confined to responding to routine investor inquiries. These duties continue to be handled by the President and the Company has no immediate plans to engage new investor relations support, until warranted by increased investor interest.

July 21, 2003

TSX venture EXCHANGE

# FORM 4G

# SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: AVALON VENTURES LTD. (the "Issuer").

Month in which stock options have been granted or amended:

APRIL, 2003.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

## New Options Granted:

| Name of Optionee | Date of news release disclosing grant (if applicable) | Position of Optionee (Director/ Officer/Employee/ Consultant | Date of Grant | No. of Optioned Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|
| Donald S. Bubar | N/A | President | April 25, 2003 | 175,000 | $0.20 | April 25, 2008 |
| F. Dale Corman | N/A | Director | April 25, 2003 | 25,000 | $0.20 | April 25, 2008 |
| Lawrence Page | N/A | Director | April 25, 2003 | 75,000 | $0.20 | April 25, 2008 |
| Alan Ferry | N/A | Director | April 25, 2003 | 50,000 | $0.20 | April 25, 2008 |
| Joseph G. Monteith | N/A | Director | April 25, 2003 | 50,000 | $0.20 | April 25, 2008 |
| Brian D. MacEachen | N/A | Director | April 25, 2003 | 52,500 | $0.20 | April 25, 2008 |
| R. James Andersen | N/A | Officer | April 25, 2003 | 75,000 | $0.20 | April 25, 2008 |
| Anne Jamieson | N/A | Officer | April 25, 2003 | 25,000 | $0.20 | April 25, 2008 |
| Richard H. Brett | N/A | Employee | April 25, 2003 | 20,000 | $0.20 | April 25, 2008 |

Total number of optioned shares proposed for acceptance: 547,500.

Date shareholder approval was obtained for the Stock Option Plan:

January 5, 2000.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 727,500.

## Amended Options:

| Name of Optionee | No. of Optioned Shares | Amended Exercise Price | Original Date of Grant | New/Current Expiry Date |
|---|---|---|---|---|
| | | | | |
| | | | | |

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A.

## DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated May 6, 2003.

Donald S. Bubar

Signature

President & CEO

FILE No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

03 OCT 20 7:21

April 25, 2003

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

**Attention: Statutory Filings**

Re: Avalon Ventures Ltd. (the "Company")
Distribution Under Rule 45-503 (the "Rule")

---

Dear Sir:

I am the Secretary of Avalon Ventures Ltd. and certify that I have knowledge of the facts disclosed in this letter. I confirm that the Company was incorporated under the laws of British Columbia and is a reporting issuer in British Columbia, Alberta and became a reporting issuer in Ontario effective January 9, 2002. Its shares are listed and posted for trading on the TSX Venture Exchange. The Company maintains its head office in Ontario at 111 Richmond Street West, Suite 1116, Toronto, Ontario, M5H 2G4.

I advise that, on April 25, 2003, the Company granted incentive stock options to purchase up to an aggregate of 395,000 common shares of the Company to the following directors, officers and employees in Ontario:

| Name and Address | Position with Company | Number of Shares Issuable on Exercise of Option |
|---|---|---|
| Donald S. Bubar<br>11 Gainsville Avenue<br>Unionville, ON L3R 1W7 | President &CEO | 175,000 |
| Alan Ferry<br>20 Munroe Boulevard<br>North York, ON M2P 1B9 | Director | 50,000 |
| Joseph G. Monteith<br>1296 Prince Albert Court<br>Mississauga, ON L5H 3S1 | Director | 50,000 |

| | | |
|---|---|---|
| R.James Andersen<br>2597 Lakeshore Blvd. West<br>Toronto, ON M8V 1G5 | CFO & VP Finance | 75,000 |
| Anne Jamieson<br>1240 Marlborough Ct<br>#704<br>Oakville, ON L6H 3K7 | Corporate Secretary | 25,000 |
| Richard H. Brett<br>P.O. Box 2620<br>Kenora, ON P9N 3W9 | Employee | 20,000 |

These options are exercisable at the price of $0.20 per share until April 25, 2008. These options were granted under the Company's stock option plan and in reliance on the Rule.

The number of shares issuable on the exercise of the above listed options exceeds 1% of the Company's issued and outstanding shares as at April 25, 2003.

I advise that the Company previously notified the OSC of its stock option plan, which was accepted for filing by the Vancouver Stock Exchange on January 6, 1999.

Pursuant to the requirements of Rule 45-503, please find enclosed a cheque in the amount of $80.00 in payment of the Company's annual fee for securities distributed under the stock option plan.

If you have any questions or require anything further, please do not hesitate to contact me.

Yours very truly,

**AVALON VENTURES LTD.**

Anne Jamieson
Corporate Secretary

:j

cc: TSX Venture Exchange
Attention: Corporate Finance

File No. 82-4427

03 OCT 22 AM 7:21

**BC FORM 45-902F** (Formerly Form 20)
**AMENDED**

*Securities Act*

## Report of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   **AVALON VENTURES LTD.**
   111 Richmond St. West, Suite 1116
   Toronto, Ontario
   M5H 2G4
   Telephone: (416) 364-4938

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, Alberta and Ontario.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise of conversion and any expiry date.

   Incentive stock options for the purchase of up to 547,500 common shares of the Issuer, exercisable at a price of $0.20 per common share until April 25, 2008.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of Securities Purchased | Price per security / total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|
| Donald S. Bubar<br>Unionville, Ontario | 175,000 | $0.20/$35,000 | 74(2)(9)(i) | 4 months |
| F. Dale Corman<br>Nevada City, CA 95959<br>U.S.A. | 25,000 | $0.20/$5,000 | 74(2)(9)(i) | 4 months |

| | | | | |
|---|---|---|---|---|
| Lawrence Page, Q.C.<br>West Vancouver, B.C. | 75,000 | $0.20/$15,000 | 74(2)(9)(i) | 4 months |
| Alan Ferry<br>North York, ON | 50,000 | $0.20/$10,000 | 74(2)(9)(i) | 4 months |
| Joseph G. Monteith<br>Mississauga, ON | 50,000 | $0.20/$10,000 | 74(2)(9)(i) | 4 months |
| R. James Andersen<br>Toronto, ON | 75,000 | $0.20/$15,000 | 74(2)(9)(i) | 4 months |
| Brian D. MacEachen<br>Hammonds Plains, NS | 52,500 | $0.20/$10,500 | 74(2)(9)(i) | 4 months |
| Anne Jamieson<br>Oakville, ON | 25,000 | $0.20/$5,000 | 74(2)(9)(i) | 4 months |
| Richard H. Brett<br>Kenora, ON | 20,000 | $0.20/$4,000 | 74(2)(9)(i) | 4 months |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See Schedule A.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. The total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $15,000.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

   N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Toronto this 14th day of May, 2003

**AVALON VENTURES LTD.**
Name of Issuer

Signature of authorized signatory

Donald S. Bubar, President
Name and office of authorized signatory

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**INSTRUCTIONS**

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

**SCHEDULE A TO BC FORM 45-902F**

6.

| Full name and residential address of purchaser. | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| Donald S. Bubar<br>11 Gainsville Avenue<br>Unionville, Ontario<br>L3R 1W7 | 905-513-6674 | Grant of incentive stock option – up to 175,000 common shares | Section 74(2)(9)(i) of the Act |
| F. Dale Corman<br>11525 Caroline Lane<br>Nevada City, CA<br>95959<br>U.S.A. | 530-265-0653 | Grant of incentive stock option – up to 25,000 common shares | Section 74(2)(9)(i) of the Act |
| Lawrence Page, Q.C.<br>2222 Lythe Court<br>West Vancouver, B.C.<br>V7S 3H8 | 604-926-3892 | Grant of incentive stock option – up to 75,000 common shares | Section 74(2)(9)(i) of the Act |
| Alan Ferry<br>20 Munro Boulevard<br>North York, ON<br>M2P 1B9 | 416-222-8644 | Grant of incentive stock option – up to 50,000 common shares | Section 74(2)(9)(i) of the Act |
| Joseph G. Monteith<br>1296 Prince Albert Court<br>Mississauga, ON<br>L5H 3S1 | 416-960-9900 | Grant of incentive stock option – up to 50,000 common shares | Section 74(2)(9)(i) of the Act |
| R. James Andersen<br>2597 Lakeshore Blvd. W.<br>Toronto, ON<br>M8V 1G5 | 416-947-0464 | Grant of incentive stock option – up to 75,000 common shares | Section 74(2)(9)(i) of the Act |
| Brian D. MacEachen<br>19 Lakeshore Drive<br>Hammonds Plains, NS<br>B4B 1S6 | 902-832-3950 | Grant of incentive stock option – up to 52,500 common shares | Section 74(2)(9)(i) of the Act |

| | | | |
|---|---|---|---|
| Anne Jamieson<br>1240 Marlborough Ct.<br>Suite 704<br>Oakville, ON<br>L6H 3K7 | 905-338-2767 | Grant of incentive stock option – up to 25,000 common shares | Section 74(2)(9)(i) of the Act |
| Richard H. Brett<br>P.O. Box 2620<br>Kenora, ON<br>P9N 3W9 | 807-467-2588 | Grant of incentive stock option – up to 20,000 common shares | Section 74(2)(9)(i) of the Act |

DATED at Toronto, this 14th day of May, 2003

**AVALON VENTURES LTD.**
Name of Issuer (please print)

Signature of authorized signatory

DONALD S. BUBAR

Name and office of authorized signatory
(please print)

FILE No. 82-4427

03 OCT 2? ?? 7:21

TSX Venture Exchange

July 31, 2003

**VIA FACSIMILE (416) 364-5162**

Avalon Ventures Ltd.
111 Richmond St. W. – Suite 1116
Toronto, ON M5H 2G4

**Attention: Donald Bubar**

Dear Mr. Bubar:

**Re: Avalon Ventures Ltd. (the "Company") – Submission #85631**
**Private Placement**

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 11, 2003:

| | |
|---|---|
| Number of Shares: | 1,050,000 shares (of which 840,000 are flow-through shares) |
| Purchase Price: | $0.15 per share |
| Warrants: | 1,050,000 share purchase warrants to purchase 1,050,000 shares |
| Warrant Exercise Price: | $0.20 for a two year period |
| Number of Placees: | 5 placees |

Insider / Pro Group Participation:

| Name | Insider=Y / ProGroup=P | # of Shares |
|---|---|---|
| Brian D. MacEachen | Y | 175,000 |

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

3rd Floor, 130 King Street West, Toronto, Ontario Canada M5X 1J2
TEL (416) 365-2200 FAX (416) 365-2224 www.tsxventure.com

**Avalon Ventures Ltd.**
July 31, 2003
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2205 / FAX: (416) 365-2224 / EMAIL: jasmine.handanovic@tsxventure.com.

Yours truly,

Jasmine Handanovic

Jasmine Handanovic
Analyst, Corporate Finance

# F A X

TSX venture EXCHANGE

| | | | |
|---|---|---|---|
| To: | Donald Bubar | From: | Jasmine Handanovic |
| date: | July 31, 2003 | | |
| # pages/total: | 3 | | |
| fax: | 416-364-5162 | phone: | 416-365-2205 |
| Re: | **Avalon Ventures Ltd. – Private Placement (Submission # 85631)** | | |

☐ As required ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please comment



3RD Floor, 130 King Street West, Toronto, Ontario M5X 1J2
TEL (416) 365-2200 WEB: www.tsx.com

COPY

03 OCT 23 7:21

Computershare

File No. 82-4427

Investor Services

Computershare
510 Burrard Street Suite 408
Vancouver British Columbia
V6C 3B9
Telephone 604-661-9400
Facsimile 604-669-1548
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

AUG 14 2003

August 7, 2003

TSX Venture Exchange Inc.
Suite 2700
650 West Georgia Street,
P.O. Box 11633
Vancouver, B.C.
V6B 4N9

Dear Sirs:

Re: Avalon Ventures Ltd.

This is to confirm that on August 5, 2003 our office issued a total of 1,050,000 shares of the Company according to the attached Treasury Direction.

The issued and outstanding share capital of the Company is now 26,375,248

Yours truly,

Jon Cook

Annette Jones-Cook
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

c.c. Avalon Ventures Ltd.
C. Losie, Page Fraser & Associates

AVALON VENTURES LTD.
Suite 1116-111 Richmond Street W.
Toronto, Ontario M5H 2G4

# TREASURY ORDER

TO: Computershare Trust Company of Canada
2nd Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9
**Attention: Stock Transfer Department**

You are authorized and directed to issue certificates for 1,050,000 fully paid common shares and 1,050,000 non-transferable share purchase warrants of **AVALON VENTURES LTD.** to the persons named in the attached Schedule "A" for the number of shares and share purchase warrants set opposite their names.

We confirm that:

1. the directors of the Company have duly authorized the allotment and issuance of the flow-through shares, non flow-through shares and share purchase warrants to the persons named in Schedule "A" by directors' resolutions dated as of July 25th 2003, a copy of which is attached as Schedule "B";
2. the Company has received the full consideration payable for the flow-through shares, non flow-through shares and share purchase warrants;
3. the units comprising the shares and share purchase warrants issued are fully paid at a price of $0.75 per unit;
4. the nature of the transaction under which the Company will issue the flow-through shares, the non flow-through shares and share purchase warrants is a private placement of non flow-through and flow-through units;
5. the TSX Venture Exchange gave its acceptance of the private placement on July 31, 2003;
6. the certificates representing the non flow-through shares, the flow-through shares and share purchase warrants will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A HOLD PERIOD WHICH EXPIRES AT 12:00 A.M. (MIDNIGHT) (PACIFIC STANDARD TIME) ON DECEMBER 1, 2003 AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL THE EXPIRY OF THE HOLD PERIOD EXCEPT AS PERMITTED BY THE *SECURITIES ACT* (BRITISH COLUMBIA) AND THE *SECURITIES RULES* MADE THEREUNDER.

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL DECEMBER 1, 2003."

**DATED at Toronto, Ontario, this 1st day of August, 2003.**

AVALON VENTURES LTD.

Per:

_______________________ C/S
Authorized Signatory

_______________________
Authorized Signatory

SCHEDULE "A"

| Name and Address | Delivery Instructions | Number of Common Shares | Number of Warrants |
|---|---|---|---|
| Brian D. MacEachen<br>19 Lakeshore Drive<br>Hammonds Plains, Nova Scotia<br>B4B 1S6 | **By Courier to:**<br>Avalon Ventures Ltd.<br>111Richmond Street W. Suite 1116<br>Toronto, Ontario M5H 2G4 | 175,000 | 175,000 |
| J. William Ritchie<br>926 Marlborough Avenue<br>Halifax, Nova Scotia<br>B3H 3G8 | **By Courier to:**<br>Avalon Ventures Ltd.<br>111Richmond Street W. Suite 1116<br>Toronto, Ontario M5H 2G4 | 175,000 | 175,000 |
| Dennys Van Fleet<br>22 Hedgewood Drive<br>Unionville, Ontario<br>L3R 6J6 | **By Courier to:**<br>Avalon Ventures Ltd.<br>111Richmond Street W. Suite 1116<br>Toronto, Ontario M5H 2G4 | 175,000 | 175,000 |
| Jones Gable & Co. in Trust for<br>Victoria Ross<br>2962 West 15th Street<br>Vancouver, BC<br>V6K 3A3 | **By Courier to:**<br>Avalon Ventures Ltd.<br>111Richmond Street W. Suite 1116<br>Toronto, Ontario M5H 2G4 | 350,000 | 350,000 |
| Stuart Rath<br>33 Fundy Drive<br>Truro, Nova Scotia<br>B2N 5Y2 | **By Courier to:**<br>Avalon Ventures Ltd.<br>111Richmond Street W. Suite 1116<br>Toronto, Ontario M5H 2G4 | 175,000 | 175,000 |
| Total | | 1,050,000 | 1,050,000 |

File No. 82-4427

**FORM 53-901.F**
**Securities Act**

# MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

**Item 1.** **Reporting Issuer**

**Avalon Ventures Ltd.** (the "Company")
111 Richmond Street West, Suite 1116
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

03 OCT 23 AM 7:21

**Item 2.** **Date of Material Change**

August 1, 2003

**Item 3.** **Press Releases**

A press release disclosing the material change was issued in Toronto, Ontario on August 5, 2003 and was disseminated through CCN Matthews to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, The British Columbia Securities Commission and the Alberta Securities Commission.

**Item 4.** **Summary of Material Change**

Private Placement.
The Issuer has completed the private placement of an aggregate 210,000 flow-through units at the price of $0.75 per unit for total gross proceeds of $157,500.00

**Item 5.** **Full Description of Material Change**

On August 1, 2003, the Issuer completed a non-brokered private placement of an aggregate of 210,000 flow-through units at a price of $0.75 per unit for total gross proceeds of $157,500.00. Each flow-through unit consists of four flow-through common shares, one non flow-through common share and five non-transferable share purchase warrants. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.20 until August 1, 2005. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on December 1, 2003. A total of 1,050,000 common shares were issued at a price of $0.15 per share.

A list of the purchasers is as follows:

| Full name of Purchaser and place of residence | Number of Flow-Through Units Purchased | Price per Flow-Through Unit (Canadian $) | Total Purchase Price (Canadian $) |
|---|---|---|---|
| Mr. Brian MacEachen, Halifax, Nova Scotia | 35,000 | $0.75 | $ 26,250 |
| Mr. J. William Ritchie, Halifax, Nova Scotia | 35,000 | $0.75 | $ 26,250 |
| Mr. Dennys Van Fleet, Unionville, Ontario | 35,000 | $0.75 | $ 26,250 |
| Mr. Stuart Rath, Truro, Nova Scotia | 35,000 | $0.75 | $ 26,250 |
| Ms. Victoria Ross, Vancouver, B.C. | 70,000 | $0.75 | $ 52,500 |
| **TOTAL** | **210,000** | | **$157,500** |

The flow-through portion of the proceeds of the private placement totalling $126,000 will be used to fund a first phase work program on the Company's Cobequid Mountains Gold Project located in northern Nova Scotia. This program will consist of prospecting, mapping, geochemical sampling and a compilation of historical data including re-logging and assaying of archived drill core samples. The non-flow-through portion of the proceeds totalling $31,500 will be used to cover the cost of the financing and other administrative costs.

**Item 6.** **Reliance on Section 85(2) of the Act**

Not applicable.

**Item 7.** **Omitted Information**

Not applicable.

**Item 8.** **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 7th day of August, 2003

**AVALON VENTURES LTD.**

By: *"Donald S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

FILE No. 82-4427

# FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 23/12/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO.: 11 STREET: Gainsville Ave APT:

CITY: Unionville

PROV.: Ontario POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE DAY / MONTH / YEAR | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 1,004,500 | 21/02/03 | 10 | | 15,000 | 0.17 | | 989,500 | 1 | |
| OPTIONS | 1,000,000 | | | | | | | 1,000,000 | 1 | |
| WARRANTS | 20,000 | | | | | | | 20,000 | 1 | |

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DONALD S. BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 03/03/03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE No. 82-4427

# INSIDER REPORT

### 1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: AVALON VENTURES INC.

CUSIP No. IF KNOWN: 

FILE No: [redacted]

### 2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 08 MONTH 03 YEAR 00

DAY ___ MONTH ___ YEAR ___

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☒

### 3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FERRY

GIVEN NAMES (IN ORDER): ALAN LOUIS HENRY

No. STREET APT: 20 MUNRO BLVD

CITY: TORONTO

PROV: ONTARIO POSTAL CODE: M2P 1B9

INSIDER NUMBER IF KNOWN: 

CUSIP No: 

BUSINESS TELEPHONE NUMBER: 416 369-4192

CORRESPONDENCE (QUÉBEC AND FEDERAL ONLY): ENGLISH (1) ☐ FRENCH (2) ☐

CHANGE FROM PREVIOUS REPORT YES ☒ NO ☐

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

### 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

| | | | |
|---|---|---|---|
| ALBERTA | ☒ | MANITOBA | ☐ |
| BANK ACT | ☐ | ONTARIO | ☒ |
| BRITISH COLUMBIA | ☒ | QUÉBEC | ☐ |
| CBCA | ☐ | SASKATCHEWAN | ☐ |

OTHERS: United States (SEC policy 12g3-2(b))

### 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY. AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED | Ⓒ TRANSACTIONS: SEC CODE | DATE (DAY MONTH YEAR) | NATURE | NUMBER VALUE ACQUIRED | NUMBER VALUE DISPOSED OF | UNIT PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ OWNERSHIP | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DIRECTORS' OPTIONS | 100,000 | | 25 04 03 | 96 | 50,000 | | 0.20 | | 150,000 | D | |
| | | | | | | | | | | | |
| | | | | | | | | | | | |
| | | | | | | | | | | | |
| | | | | | | | | | | | |
| | | | | | | | | | | | |
| | | | | | | | | | | | |

ATTACHMENT YES ☐ NO ☒

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

### 6. REMARKS

Option Terms: - Exercisable at $0.20 until April 25, 2008 for new options (50,000)
- Exercisable at $0.82 until March 2, 2005 for existing options (100,000)

### 7. SIGNATURE

NAME (BLOCK LETTERS): ALAN LOUIS HENRY FERRY

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 29 MONTH 04 YEAR 03

KEEP A COPY FOR YOUR FILE

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE No. 82-4427

# FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information*: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 02 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: JAMIESON

GIVEN NAMES: ANNE MARGUERITTE

NO. STREET: 1240 MARLBOROUGH CT APT: 704

CITY: OAKVILLE

PROV.: ON POSTAL CODE: L6H 3K7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 0744

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY / MONTH / YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 75,000 | 25/04/03 | 50 | 25,000 | | | | 100,000 | | |
| COMMON | 1,500 | | | | | | | 1,500 | | |

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): ANNE M. JAMIESON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 29/04/03

BCSC 55-102F6 Rev 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE No. 82-4427

FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information*: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

Avalon Ventures Ltd.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 09/01/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: Andersen

GIVEN NAMES: Robert James

NO.: 2597 STREET: Lake Shore Blvd. West APT:

CITY: Toronto

PROV.: Ontario POSTAL CODE: M8V 1G5

BUSINESS TELEPHONE NUMBER: 416 - 864 - 3119

BUSINESS FAX NUMBER: 416 - 364 - 8797

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT | Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| Common share options | 150,000 | 25/04/03 | 50 | 75,000 | | 0.20 | | 225,000 | 1 | |
| Common share warrants | 220,000 | | | | | | | 220,000 | 1 | |
| Common shares | 470,000 | | | | | | | 470,000 | 1 | |

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

**BOX 6. REMARKS**

Options granted are for five years expiring on April 25, 2008 at an exercise price of $0.20 per share.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): Robert James Andersen

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09/05/03

File No. 82-4427

FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 03/03/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO.: 11 STREET: Gainsville Ave APT:

CITY: Unionville

PROV.: Ontario POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

[✓] ALBERTA [✓] ONTARIO
[✓] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE DAY / MONTH / YEAR | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | S US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 989 500 | | | | | | | 989,500 | I | |
| OPTIONS | 1,000 000 | 25/04/03 | 50 | 175,000 | | 0.20 | | 1,175,000 | I | |
| WARRANTS | 20 000 | | | | | | | 20,000 | I | |

ATTACHMENT [ ] YES [✓] NO

**BOX 6. REMARKS**

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DONALD BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/05/03

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE